Exhibit 99.1

Psyence BioMed Initiates Patient Dosing in Phase IIb Trial Evaluating NPX-5 for Adjustment Disorder

Dosing initiates clinical evaluation of NPX-5, a GMP-compliant, nature-derived psilocybin candidate across an expanded Australian site network

NEW YORK – April 23, 2026 – Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”), a clinical-stage biopharmaceutical company developing nature-derived psychedelic therapeutics, today announced that the first patient has been dosed in its Phase IIb clinical trial evaluating NPX-5 (25mg of nature-derived psilocybin) for the treatment of Adjustment Disorder in patients with cancer in a palliative care setting.

The initiation of dosing represents the first active clinical evaluation of NPX-5 and marks the Company’s transition into systematic human data generation across its Australian clinical network.

NPX-5 is a GMP-compliant, nature-derived psilocybin candidate, developed as part of Psyence BioMed’s vertically integrated platform through its investment in PsyLabs. The program is designed to address a significant unmet need in palliative care by targeting the psychological distress associated with life-limiting illness through a structured, therapy-supported treatment model.

“Initiating patient dosing is an important step forward for our clinical program and, more importantly, for the patients we aim to support,” said Jody Aufrichtig, Chief Executive Officer of Psyence BioMed. “This study is designed to better understand both the safety and therapeutic potential of a 25mg dose of psilocybin in individuals facing significant emotional distress alongside serious illness. As we advance this work, we remain focused on generating meaningful data while building a platform that can responsibly bring new treatment options to those who need them most.”

Clinical Study Design and Objectives

The Phase IIb study is a randomized, double-blind, three arm study (three dose levels) trial designed to evaluate the safety and efficacy of 25mg of psilocybin in patients experiencing Adjustment Disorder related to a cancer diagnosis. The study is currently advancing across five clinical sites in Australia, including established research centers in Perth and Melbourne.

The trial is expected to generate data on:

-	Clinical response and symptom reduction

-	Safety and tolerability of NPX-5

-	Treatment durability in patients with cancer

These data are intended to inform future development strategy and potential regulatory pathways.

“This study is designed to generate clinically meaningful insights into both the therapeutic potential and tolerability of a 25mg dose of psilocybin,” said Dr. Neil Maresky, Global Head Clinical Development. “Our focus is on disciplined execution, consistent patient recruitment, and the generation of high-quality data to support the advancement of this program.”

Further information about the study can be found on ClinicalTrials.gov (study identifier: NCT07072728).

Positioning Within Psyence BioMed’s Platform Strategy

The Company’s psilocybin program is a core component of Psyence BioMed’s strategy to build a vertically integrated biopharmaceutical platform, combining GMP-compliant manufacturing, clinical development, and global supply capabilities.

By aligning production and clinical execution, the Company is positioned to support both ongoing trial activity and future commercialization pathways.

About Psyence BioMed

Psyence Biomedical Ltd. (Nasdaq: PBM) is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs. We are committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

Learn more at www.psyencebiomed.com and on LinkedIn.

Contact Information for Psyence Biomedical Ltd.

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Investor Contact:

Michael Kydd

Investor Relations Advisor

michael@psyencebiomed.com

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include, without limitation, statements regarding the expected benefits of the expansion of the Company’s clinical site network from three to five sites in Australia, including the anticipated impact on patient recruitment, enrollment timelines, geographic reach, and operational efficiency; the continued progress, timing, and execution of the Company’s ongoing Phase IIb clinical trial evaluating natural psilocybin for the treatment of Adjustment Disorder in patients with cancer in a palliative care setting; the ability of newly added site partners to support clinical trial activities; the Company’s ability to supply GMP-compliant psilocybin product (NPX-5) for use in the trial; and the potential for the trial to generate meaningful clinical data. These statements are based on current assumptions and expectations, including assumptions that the addition of new clinical sites will improve recruitment and enrollment rates, that patient dosing and enrollment will continue as anticipated, that the Company will maintain sufficient product supply and manufacturing capabilities, that site partners will perform as expected, and that the Company will obtain and maintain all necessary regulatory and other approvals required to conduct the trial. These assumptions may prove incorrect. There are numerous risks and uncertainties that may cause actual results or performance to differ materially from those expressed or implied by these forward-looking statements, including risks related to delays in site activation, patient recruitment or enrollment, variability in clinical trial outcomes, supply chain or manufacturing disruptions, and the Company’s ability to execute its clinical development strategy.

These risks and uncertainties include, among others: (i) risks related to the initiation, timing, progress, expansion, conduct and results of the Company’s clinical trials and the possibility that clinical results may not support further development of NPX-5 on the anticipated timeline or at all; (ii) potential volatility in the Company’s share price; (iii) changes in the regulatory, competitive, and economic landscape; and (iv) the Company’s ability to maintain compliance with Nasdaq’s continued listing standards. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-298285) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2025 and other documents filed by Psyence BioMed from time to time with the SEC.

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

For purposes of this release, references to “GMP-compliant” mean that the relevant product is produced in a facility designed, operated and controlled in accordance with applicable Good Manufacturing Practice standards. Such references do not, in themselves, constitute a representation that the product, process or facility has been formally certified, approved or endorsed by any particular regulatory authority unless expressly stated.

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